Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

Subject: An Important Message From Mike Yonker: MVW/ILG Integration HR Update and Next Steps

This message has been sent to all HR associates.

Overview

As you saw in Steve’s communication on Wednesday, July 11, the integration work to combine MVW and ILG is moving at a fast pace and the company is achieving milestones sooner than expected, so I wanted to provide you with an update as to where we stand from an HR perspective.

As Steve mentioned, this is an exciting time for us; however, it also means there is a considerable amount of work to do in a potentially shorter period of time which means there may be some unknowns as we approach the closing date. This is true for HR as well, so I ask for your patience. It is critical that the information we share is done in a cohesive and coordinated manner to avoid confusion. You have my commitment that we will continue to update you as details are finalized.

Update

The HR workstreams (see detailed list below) have been diligently working on key HR initiatives to ensure a smooth transition for all MVW and ILG associates. Below are some key accomplishments that have been made, as well as the workstreams and their respective key areas of focus. Please keep in mind that this is high-level information and is only being shared with HR as details are still being worked on and more information will be provided as we approach the closing date – The shareholder vote to approve the acquisition of ILG is set for Tuesday, August 28.

Key HR Accomplishments as of July 13

Below is an outline of some of the key accomplishments to date.

•	Identified the HR Day 1 Initiatives and Interim Processes required and drafted detailed workplans to support them.

•	Began work on Requests For Information (RFIs) for HR System vendors to support the future state.

•	Began work on the Internal Transfers Interim Process gathering needs across workstreams and organizations.

HR Workstreams and Some Key Areas of Focus – Note: This is a high-level list, not comprehensive.

Workstream	Key Areas of Focus
Compensation & Benefits	• Associate Discounts/Room Rates • Eligibility for Employee Stock Purchase Program

HR Operations	• HR Policy and Governance • Fed/State/Local Labor Law • College Relations/Recruiting

HR Shared Services	• HR Inquiries and Support • Prior Years’ Service Calculations • Visa Process

HRIS	• Access to HR Systems • Reporting

Payroll	• Ensure backend processes are seamless – no change to associates

Talent Acquisition

•  Careers Site & Candidate Experience

•  Interim Job Posting Visibility & Transfers

•  Reference & Pre-Employment Checks and Assessments

•  Offer Letter Production

•  Completing New Hire Paperwork & Pre-Boarding

Talent Management	• Company Orientation • Performance Management • Engagement Survey • Required Training

Next Steps

Please don’t let the list above worry you. As I mentioned, there are teams dedicated to ensuring the success of day 1 and interim efforts, including change management and communications. Also, it is possible that some of these processes will not see immediate changes as the current strategy is for us to operate on parallel tracks through 2019 and not harmonize all HR systems and processes until 2020.

For now, I ask that you continue to remain focused on business as usual. Additional updates will be provided over the coming weeks with details regarding the initiatives outlined above. Taking care of our associates and remaining focused on our current HR goals and initiatives is critical to our continued success.

Questions

Please continue to submit your questions and know that they will be reviewed and addressed as we continue to finalize details for day one and beyond. Also, the MVW/ILG Integration FAQs were updated recently, so if you have not had a chance to review them, please be sure to do so or ask your manager to share them with you.

Thank you for all your patience and hard work. This truly is an exciting time for us and while I know change isn’t easy, I also know that there is no team better prepared or qualified to support this pivotal moment in our company’s history.

Best regards,

Mike

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding Marriott Vacations Worldwide Corporation’s (the “Company”) and ILG, Inc.’s (“ILG”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of the Company and ILG; our beliefs relating to value creation as a result of a potential combination of the Company and ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding the Company’s and ILG’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in ILG’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the Company with the SEC, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between the Company and ILG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and ILG will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of the Company and ILG described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and ILG will be submitted to the Company’s stockholders and ILG’s stockholders for their consideration. In connection with the proposed transaction, on July 19, 2018, the Company filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of the Company and ILG and was originally filed with the SEC on June 6, 2018. The registration statement was declared effective by the SEC on July 23, 2018. The Company and ILG each will mail the definitive joint proxy statement/prospectus to their respective stockholders on or about July 25, 2018 and will hold the special meeting of the stockholders of the Company and ILG on August 28, 2018. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by the Company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

The Company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, and in its definitive proxy statement filed with the SEC on May 7, 2018. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the Company with the SEC and may be included in other relevant materials that the Company and ILG file with the SEC.

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